Studio City International Holdings Limited

36/F, The Centrium, 60 Wyndham Street, Central, Hong Kong

October 15, 2018

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Kim McManus, Senior Counsel

Rahul K. Patel, Staff Attorney

William Demarest, Staff Accountant

Shannon Sobotka, Staff Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Studio City International Holdings Limited (CIK: 0001713334)
Registration Statement on Form F-1 (File No. 333-227232)
Registration Statement on Form 8-A (File No. 001-38699)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended, Studio City International Holdings Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at 4:00 p.m., Eastern Time, on October 17, 2018, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Kirkland & Ellis International LLP.

The Company understands that Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, and Morgan Stanley & Co. International plc, the representatives of the underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Evan Andrew Winkler
Name:	Evan Andrew Winkler
Title:	Director

[Signature Page to Acceleration Request Letter]